Note 1 – Nature of business and basis of presentation

ML CAPITAL GROUP, INC. was incorporated on September 17, 2010, under the laws of the State of Nevada, for the purpose of conducting oil and gas exploration activities.

We are now engaged in the business of locating financing for micro-cap companies and assisting in allowing these clients to complete their business plan. The Company has not generated any revenues and has not commenced its planned principle activities and is therefore considered to be a development stage company.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The Company reports revenues and expenses by using the accrual method of accounting for financial and tax reporting purposes. These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles

Use of estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Cash and Cash Equivalents

Cash and cash equivalents include short-term cash investments that have an initial maturity of 90 days or less. The Company has cash and bank deposits only and has no cash equivalents from inception to December 31, 2010.

Fair value of financial instruments

Pursuant to ASC No. 820, "Fair Value Measurement and Disclosures," the Company is required to estimate the fair value of all financial instruments included on its balance sheets. The Company's financial instruments consist of cash. The Company considers the carrying value of such amounts in the financial statements to approximate their fair value due to the short-term nature of these financial instruments.

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Income Taxes

The Company accounts for income taxes under ASC 740 "Income Taxes" which codified SFAS 109, "Accounting for Income Taxes" and FIN 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

During the year ended December 31, 2010 the company incurred net losses, and therefore had no tax liability. The net deferred tax asset generated by the loss to carry forward has been ignored because of the uncertainty that the loss will ever be used.

The cumulative net loss carry forward is approximately $ 718 as of December 31, 2010, and will expire in the year 2030.

Per share information

The Company computes net loss per share accordance with FASB ASC 205 "Earnings per Share". FASB ASC 205 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all potentially dilutive common shares outstanding during the period. Diluted EPS excludes all potentially dilutive shares if their effect is anti-dilutive. As of December 31, 2010 and 2009 there were no potentially dilutive shares.

Stock-based compensation

The Company has not adopted a stock option plan and therefore has not granted any stock options. Accordingly, no stock-based compensation has been recorded to date.

Foreign currency translation

Foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Expenses are translated at average rates of exchange during the period. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

The Company's functional currency and its reporting currency is the United States dollar and need not be translated.

Recent Accounting Pronouncements

The adoption of these accounting standards had the following impact on the Company's statements of income and financial condition:

On January 1, 2009, the FASB issued a new accounting standard related to the disclosure of derivative instruments and hedging activities. This standard expanded the disclosure requirements about an entity's derivative financial instruments and hedging activities including qualitative disclosures about objectives and strategies for issuing derivatives, quantitative disclosures about fair value amounts of any gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. ML CAPITAL GROUP, INC. had no instruments that fell within the scope of this pronouncement from inception to December 31, 2010.

Effective January 1, 2009, a new accounting standard was issued related to determining whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception from hedge accounting. ML CAPITAL GROUP, INC. had no instruments that fell within the scope of this pronouncement from inception to December 31, 2010.

In August 2009, the FASB issued an amendment to the accounting standards related to the measurement of liabilities that are recognized or disclosed at fair value on a recurring basis. This standard clarifies how a company should measure the fair value of liabilities and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. This standard is effective on September 17, 2010. ML CAPITAL GROUP, INC. had no instruments that fell within the scope of this pronouncement from inception to December 31, 2010.

In October 2009, the FASB issued an amendment to the accounting standards related to the accounting for revenue in arrangements with multiple deliverables including how the arrangement consideration is allocated among delivered and undelivered items of the arrangement. Among the amendments, this standard eliminates the use of the residual method for allocating arrangement consideration and requires an entity to allocate the overall consideration to each deliverable based on an estimated selling price of each individual deliverable in the arrangement in the absence of having vendor-specific objective evidence or other third party evidence of fair value of the undelivered items. This standard also provides further guidance on how to determine a separate unit of accounting in a multiple-deliverable revenue arrangement and expands the disclosure requirements about the judgments made in applying the estimated selling price method and how those judgments affect the timing or amount of revenue recognition. This standard, which ML CAPITAL GROUP, INC. is currently assessing the impact it may have on the Company, became effective for the Company on January 1, 2011.

All other recent pronouncements the Company has concluded does not affect the financial presentation of the Company at this time.

Note 4 – Receivable

On December 31, 2010 there are no receivables

Note 5 – Share capital

We are authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share.

The Company, in October 2010, sold an aggregate of 42,653 shares of common stock to 26 individual purchasers, most of whom paid $0.30 per share of the Company's common stock. Total proceeds from these sales were $12,295.

Note 6 – Subsequent Events

During the five months ended May 31, 2011 the Company issued an additional 4,166 shares of common stock for $1,250 cash. It also received back 3,332 shares of stock that were cancelled, returning back the $1,000 previously received for the stock.

With the issuance of 48,500,000 shares to Officers and Directors in May 2011 for services rendered in the amount of $4,850, the Company also issued an additional 14,000,000 shares of common stock to various consultants for services rendered in the amount of $1,400.